Exhibit 99.1

PRESS RELEASE

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), September 1, 2021, 10.30pm CET / 4.30pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received two transparency notifications as detailed below.

Robelga SRL / Robert Taub

On August 27, 2021, Nyxoah received a transparency notification from Robelga SRL following the passive downward crossing by Robelga SRL of the 3% threshold on July 7, 2021. As of such date, Robelga SRL held 696,000 shares, representing 2.78% of the total number of voting rights on July 7, 2021 (25,002,609).

The notification dated August 27, 2021 contains the following information:

•	Reason for the notification: passive crossing of a threshold
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement: Robelga SRL (with address at Avenue Blücher 63, 1180 Uccle), BMI Estate (with address at Avenue Blücher 63, 1180 Uccle) and Robert Taub
•	Date on which the threshold was crossed: July 7, 2021
•	Threshold that is crossed: 3%
•	Denominator: 25,002,609
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Robert Taub	2,121,470	2,121,470		8.48%
BMI Estate	0	0		0.00%
Robelga SRL	696,000	696,000		2.78%
Subtotal	2,817,470	2,817,470		11.27%
TOTAL		2,817,470	0	11.27%	0.00%

•	Chain of controlled undertakings through which the holding is effectively held: Robelga SRL is 100% owned by BMI Estate (a partnership (société simple) without legal personality). Robert Taub has 100% usufruct and Robert Taub’s children have 100% bare ownership of BMI Estate.

•	Additional information:

1.	On 23 June 2021, MINV SA (former shareholder) was absorbed (merger by absorption) by Robelga SRL.

2.	The participation of Robelga SRL passed below the 3% threshold. The participation of the group Robelga SRL and Robert Taub stays above the 10% threshold.

3.	BMI Estate is the new name of Romata (mistakenly referred to as "Ronata" in the previous transparency notification).

Together Partnership

On August 27, 2021, Nyxoah received a transparency notification from Together Partnership following the passive downward crossing of the 10% threshold on July 9, 2021. As of such date, Together held 2,503,500 shares, representing 9.84% of the total number of voting rights on July 9, 2021 (25,437,859).

The notification dated August 27, 2021 contains the following information:

•	Reason for the notification: passive crossing of a threshold
•	Notification by: a person notifying alone
•	Person subject to the notification requirement: Together Partnership (with address at Uitbreidingstraat 10-16, 2600 Berchem)
•	Date on which the threshold was crossed: July 9, 2021
•	Threshold that is crossed: 10%
•	Denominator: 25,437,859
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Together Partnership	2,503,500	2,503,500		9.84%
TOTAL		2,503,500		9.84%

•	Chain of controlled undertakings through which the holding is effectively held: Together Partnership is not a controlled entity.

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Contact:

Nyxoah

Fabian Suarez, Chief Financial Officer

fabian.suarez@nyxoah.com

+32 10 22 24 55

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